

August 26, 2009

Darrell G. Swanigan
President and Chief Executive Officer
First Bankshares, Inc.
3535 Bridge Road
Suffolk, VA 23439

> **Re:** **First Bankshares, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2009**
> **File No. 000-53380**

Dear Mr. Swanigan:

We have reviewed the above referenced filing and related materials and your response letters dated August 14, 2009 and August 21, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.   Please update the proxy statement to reflect all the applicable changes made to the First Bankshares 10-Q/A for the period ended June 30, 2009 filed on August 21, 2009.

2.   We note your response to prior comment 3 regarding projections that were provided to Xenith. Please revise the proxy statement to include all material non-public information provided by First Bankshares to Xenith or its affiliates. In particular, it appears that the preliminary and updated projected revenues, earnings and earnings per share for fiscal 2009 and the six month period ended June 30, 2009 may be material.

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

                    Sincerely,

                    Christian Windsor
                    Special Counsel